UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): April 15, 2019

EXPEDIA GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-37429	20-2705720
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 108th Avenue NE
Bellevue, Washington 98004
(Address of principal executive offices) (Zip code)

(425) 679-7200
Registrant’s telephone number, including area code

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On April 15, 2019, Expedia Group, Inc., a Delaware corporation (the “Company” or “Expedia Group”), Liberty Expedia Holdings, Inc., a Delaware corporation (“LEXPE”), LEMS I LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger LLC”), and LEMS II Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into LEXPE (the “Merger”), with LEXPE surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of LEXPE (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of the Company. LEXPE’s principal asset is approximately 23.9 million shares of capital stock of the Company, including all of the approximately 12.8 million outstanding shares of Class B common stock, $0.0001 par value per share, of the Company (the “Company Class B Common Stock”).

Pursuant to the Merger Agreement, each share of Series A common stock, par value $0.01 per share, of LEXPE and Series B common stock, par value $0.01 per share, of LEXPE (together, the “LEXPE Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by LEXPE as treasury stock or held directly by the Company) will be converted into the right to receive 0.36 of a share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), plus cash (without interest) in lieu of any fractional shares of Company Common Stock (the “Merger Consideration”). At the closing of the Combination, former holders of LEXPE Common Stock are expected to own in the aggregate shares of Company Common Stock representing approximately 14% of the total number of outstanding shares of Company Common Stock and Company Class B Common Stock, based on approximately 140 million shares of Company Common Stock and approximately 5.7 million shares of Company Class B Common Stock currently expected to be outstanding at the closing of the Combination.

As of the Effective Time, each then-outstanding stock option with respect to shares of LEXPE Common Stock will be cancelled and converted into the right to receive the Merger Consideration in respect of each share subject to such option (after deducting a number of shares sufficient to cover the aggregate option exercise price), less applicable tax withholding. As of the Effective Time, each then-outstanding restricted stock award and restricted stock unit award with respect to shares of LEXPE Common Stock will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of LEXPE Common Stock subject to such award, less applicable tax withholding.

The closing of the Combination is subject to certain mutual conditions, including (1) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of LEXPE Common Stock, voting together as a single class; (2) any required approvals under the HSR Act in respect of the Combination and other transactions contemplated by the Merger Agreement; (3) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the closing of the Combination or any of the other transactions contemplated by the Merger Agreement and related transaction documents; (4) the approval for listing of the shares of Company Common Stock to be issued as Merger Consideration on the NASDAQ Global Select Market and the effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of a registration statement on Form S-4 with respect to such shares; and (5) the delivery of an opinion by Skadden, Arps, Slate, Meagher & Flom LLP to LEXPE to the effect that the Combination will not impact the tax treatment of the split off of LEXPE by Qurate Retail, Inc., a Delaware corporation (formerly known as Liberty Interactive Corporation, “Qurate Retail”) on November 4, 2016.  The respective obligation of each party to consummate the Combination is also conditioned upon (x) the delivery of an opinion from such party’s tax counsel to the effect that the Combination will qualify as a “reorganization” for U.S. federal income tax purposes and (y) the other party’s representations and warranties being true and correct (subject to certain materiality and material adverse effect qualifications), and the other party having performed in all material respects its obligations under the Merger Agreement. The Company’s obligation to consummate the Combination is further conditioned upon the satisfaction of certain conditions to the completion of the exchange pursuant to the Exchange Agreement as described below. The Combination does not require the approval of the Company’s stockholders.

The Merger Agreement includes certain representations, warranties and covenants of LEXPE, the Company, Merger Sub and Merger LLC, including, among other things, covenants by LEXPE to (i) conduct its business in the ordinary course consistent with past practice and (ii) use reasonable best efforts to preserve intact its business organization and goodwill and relationships with material customers, suppliers, licensors, licensees, distributors and other third parties, during the period between the execution of the Merger Agreement and the Effective Time.

In addition, LEXPE has agreed to non-solicitation obligations with respect to any third-party acquisition proposals, and has agreed to certain restrictions on its and its representatives’ ability to respond to any such proposals. The LEXPE Board of Directors has agreed to recommend that its stockholders vote in favor of the adoption of the Merger Agreement, subject to the right to change its recommendation in response to a superior proposal or an intervening event (each as defined in the Merger Agreement), in each case if the LEXPE Board of Directors determines in good faith that a failure to change its recommendation would be inconsistent with its fiduciary duties.  In the event that the LEXPE Board of Directors changes its recommendation, the Company has the right to either (x) require LEXPE to hold a stockholder vote on the transaction or (y) terminate the Merger Agreement.

The Merger Agreement includes termination provisions in favor of both the Company and LEXPE and provides that, in connection with a termination of the Merger Agreement under specified circumstances, including the Company’s termination of the Merger Agreement following a change of recommendation of the LEXPE Board of Directors, but prior to a vote by LEXPE’s stockholders on the transaction, LEXPE will be required to pay the Company a termination fee of $72 million. In addition, either LEXPE or the Company may terminate the Merger Agreement if (i) the Combination has not been consummated by October 15, 2019 (subject to extensions of up to six months in certain circumstances), (ii) the issuance by a court or other governmental authority of a final, non-appealable order or the taking of any other action permanently restraining, enjoining or otherwise prohibiting the Combination, which action is final and non-appealable, (iii) the approval of LEXPE’s stockholders is not obtained at a meeting thereof called for the purpose of adopting the Merger Agreement or (iv) the other party has breached any representation, warranty or covenant causing the failure of a closing condition (subject to a cure period).

At the closing of the Combination, pursuant to the Merger Agreement, each of the three directors serving on the Expedia Group Board of Directors who were nominated by LEXPE is expected to resign from the Expedia Group Board of Directors.

The Expedia Group Board of Directors approved the Merger Agreement and the transactions contemplated thereby following the recommendation of a special committee (the “Expedia Group Special Committee”) consisting solely of independent and disinterested directors, each of whom had been elected by the holders of Company Common Stock voting together as a class (without the vote of the Company Class B Common Stock), to which the Expedia Group Board of Directors had delegated exclusive authority to consider and negotiate the Merger Agreement and the transactions contemplated thereby (including, without limitation, the Exchange Agreement, the Voting Agreement and the New Governance Agreement and the transactions contemplated thereby, as described below).

Based on a recommendation of a transaction committee consisting solely of the Common Stock Directors (as defined in LEXPE’s restated certificate of incorporation) of LEXPE and following the termination of the Proxy Swap Arrangements (as defined below),  the Board of Directors of LEXPE approved the Merger Agreement and the transactions contemplated thereby and agreed to recommend that the LEXPE stockholders adopt the Merger Agreement, subject to certain exceptions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement and the Combination. It is not intended to provide any other factual information about the Company, LEXPE or their respective subsidiaries or affiliates, including Merger LLC and Merger Sub, or equityholders. The representations, warranties and covenants set forth in the Merger Agreement were made only for the purposes of that agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and the express third party beneficiaries described therein), may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in each party’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of the Company, LEXPE, Merger Sub, Merger LLC, or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company. Accordingly, representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about the Company or LEXPE.

Voting Agreement

In connection with the transactions contemplated by the Merger Agreement and following the termination of the Malone Proxy as described below, Mr. John C. Malone and Mrs. Leslie Malone (collectively, the “Malone Group”) entered into a voting agreement (the “Voting Agreement”) with the Company on April 15, 2019, pursuant to which the Malone Group has committed, subject to certain conditions, to vote shares of LEXPE Common Stock representing approximately 32% of the total voting power of the issued and outstanding shares of LEXPE Common Stock as of January 31, 2019, as reported in LEXPE’s Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 8, 2019, in favor of the Merger Agreement and the transactions contemplated thereby at any meeting of the stockholders of LEXPE called to vote upon the Merger. In addition, the Malone Group has agreed to vote the shares of LEXPE Common Stock subject to the Voting Agreement against any Alternative Company Transaction (as defined in the Voting Agreement) and certain other matters. The Voting Agreement will terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms. Under the Voting Agreement, the Company agreed to indemnify the Malone Group for losses incurred in connection with or arising out of the Voting Agreement, including, subject to certain conditions, reasonable fees and expenses of the Malone Group incurred in the defense of any such claim brought by a third party.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Voting Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Exchange Agreement

Simultaneously with the entry into the Merger Agreement, Barry Diller, The Diller Foundation d/b/a The Diller – von Furstenberg Family Foundation (the “Family Foundation”), LEXPE and the Company entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which (and agreed by Mr. Diller to be deemed to be in recognition and in lieu of Mr. Diller’s existing rights under the Existing Governance Agreement (as defined below) and the Existing Stockholders Agreement (as defined below)), immediately prior to and conditioned upon the closing of the Combination, Mr. Diller and, if the Family Foundation so elects, the Family Foundation, are expected to exchange with LEXPE up to a number of shares of Company Common Stock equal to the sum of (1) 5,523,452 shares of Company Common Stock (which is equal to the total number of shares of Company Common Stock held by Mr. Diller and the Family Foundation, in the aggregate, as of April 15, 2019) plus (2) the number of shares of Company Common Stock acquired by Mr. Diller prior to the exchange pursuant to the exercise of up to 537,500 vested options to purchase shares of Company Common Stock held by Mr. Diller as of April 15, 2019 (after deducting a number of shares sufficient to cover the aggregate exercise price), for the same number of shares of Company Class B Common Stock held by LEXPE (the shares of Company Class B Common Stock acquired by Mr. Diller and the Family Foundation pursuant to the Exchange Agreement, collectively referred to as the “Original Shares”).  Assuming the exchange by Mr. Diller and the Family Foundation of a total of approximately 5.7 million shares of Company Common Stock (based on the net exercise of his 537,500 vested options assuming a Company Common Stock share price of $125.45, the closing price of Company Common Stock on April 15, 2019) for an equal number of shares of Class B Common Stock, the Original Shares would represent approximately 29% of the total voting power of all shares of Company Common Stock and Company Class B Common Stock, based on approximately 140 million shares of Company Common Stock and approximately 5.7 million shares of Company Class B Common Stock currently expected to be outstanding at the closing of the Combination.

The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Exchange Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

New Governance Agreement

Simultaneously with the entry into the Merger Agreement, the Company and Mr. Diller entered into a Second Amended and Restated Governance Agreement (the “New Governance Agreement”), which provides, among other things, that Mr. Diller may exercise a right (the “Purchase/Exchange Right”) during the nine month period following the closing of the Combination (and agreed by Mr. Diller to be deemed to be in recognition and in lieu of Mr. Diller’s existing rights under the Existing Governance Agreement (as defined below) and the Existing Stockholders Agreement (as defined below)), to (1) exchange with the Company (or its wholly owned subsidiary) an equivalent number of shares of Company Common Stock for, or (2) purchase from the Company (or its wholly owned subsidiary), at a price per share equal to the average closing price of Company Common Stock for the five trading days immediately preceding notice of exercise, up to a number of shares of Company Class B Common Stock equal to (1) 12,799,999 minus (2) the number of Original Shares (the shares acquired pursuant to the Purchase/Exchange Right, the “Additional Shares”). The Purchase/Exchange Right may be exercised from time to time in whole or in part. Assuming the exercise in full by Mr. Diller of the Purchase/Exchange Right, the Original Shares and Additional Shares would collectively represent approximately 49% of the total voting power of all outstanding shares of Company Common Stock and Company Class B Common Stock, assuming a total of approximately 133 million shares of Company Common Stock and 12,799,999 shares of Company Class B Common Stock outstanding immediately following the exercise of the Purchase/Exchange Right. The foregoing assumes that Mr. Diller exercises his right to acquire the Additional Shares solely by exchanging shares of Company Common Stock acquired in the open market (or otherwise, other than from the Company). If Mr. Diller acquires the Additional Shares through cash purchases directly from the Company (or its wholly owned subsidiary), the Original Shares and Additional Shares would collectively represent approximately 48% of the total voting power of all outstanding shares of Company Common Stock and Company Class B Common Stock.

Prior to the transfer of any Additional Shares, a transferee must deliver a proxy granting Mr. Diller sole voting control over such shares and deliver a joinder agreement agreeing to be bound by certain terms of the New Governance Agreement. Subject to limited exceptions, any transferred Additional Shares over which Mr. Diller does not maintain sole voting control will be automatically converted into shares of Company Common Stock.

All Additional Shares will be automatically converted into shares of Company Common Stock immediately following the earliest of (a) Mr. Diller’s death or disability; (b) such time as Mr. Diller no longer serves as Chairman or Senior Executive of the Company, other than as a result of his removal (other than for “cause” as defined in the New Governance Agreement) or failure to be nominated or elected when he is willing to serve in such position; and (c) aggregate transfers by Mr. Diller (or certain limited permitted transferees of Mr. Diller) of Original Shares exceeding 5% percent of the outstanding voting power of the Company.

The automatic conversion features described above negotiated by the Expedia Group Special Committee and agreed to by Mr. Diller under the New Governance Agreement do not exist under the Existing Governance Agreement.

Additionally, subject to limited exception, no current or future holder of Original Shares or Additional Shares may participate in, or vote in favor of, or tender shares into, any change of control transaction involving at least 50% of the outstanding shares or voting power of capital stock of the Company, unless such transaction provides for the same per share consideration and mix of consideration (or election right) and the same participation rights for shares of Company Class B Common Stock and shares of Company Common Stock. These requirements negotiated by the Expedia Group Special Committee and agreed to by Mr. Diller under the New Governance Agreement do not exist under the Existing Governance Agreement.

At the first annual meeting of the Company’s stockholders following the closing of the Combination and for which a preliminary proxy statement has not yet been filed prior to the Effective Time, the Company intends to propose, and Mr. Diller has agreed to vote in favor of, a proposal to amend its Certificate of Incorporation to reflect the aforementioned transfer restrictions, automatic conversion provisions and change-of-control restrictions reflected in the New Governance Agreement.

The foregoing description of the New Governance Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the New Governance Agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Other Agreements

Pursuant to the irrevocable proxy granted by LEXPE to Mr. Diller under the Amended and Restated Stockholders Agreement, by and among LEXPE, certain wholly owned subsidiaries of LEXPE and Mr. Diller, as amended as of November 4, 2016 (the “Existing Stockholders Agreement”), Mr. Diller generally has the right to vote the shares of Company Common Stock and Company Class B Common Stock held by LEXPE and its subsidiaries (the “Diller Proxy”), which shares represent approximately 53% of the total voting power of all shares of Company Common Stock and Company Class B Common Stock, based on a total of 134,390,305 shares of Company Common Stock and 12,799,999 shares of Company Class B Common Stock outstanding as of January 25, 2019, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 8, 2019. Pursuant to the Assignment Agreement, dated as of November 4, 2016, by and between LEXPE and Mr. Diller, Mr. Diller assigned the Diller Proxy to LEXPE (the “Diller Assignment”), and, pursuant to the Proxy and Voting Agreement, dated as of November 4, 2016, by and among the Malone Group and Mr. Diller, the Malone Group granted to Mr. Diller a proxy over the shares of LEXPE Common Stock owned by it (the “Malone Proxy,” and together with the Diller Assignment, the “Proxy Swap Arrangements”).

On April 15, 2019 and prior to the Company’s entry into the Merger Agreement, Mr. Diller, LEXPE, Qurate Retail and the Malone Group entered into Amendment No. 2 to Amended and Restated Transaction Agreement, which amends the Amended and Restated Transaction Agreement, dated as of September 22, 2016, as amended by the letter agreement dated as of March 6, 2018 (the “Transaction Agreement”), providing for the immediate termination of the Transaction Agreement, which automatically resulted in the termination of the Diller Assignment and the Malone Proxy.

Simultaneously with the Company’s entry into the Merger Agreement, certain additional related agreements were entered into, including:

•
A Stockholders Agreement Termination Agreement, by and among Mr. Diller, LEXPE and certain wholly owned subsidiaries of LEXPE, pursuant to which the Existing Stockholders Agreement (including the Diller Proxy) will terminate at the closing of the Combination;

•
A Governance Agreement Termination Agreement, by and among Mr. Diller, the Company, LEXPE and certain wholly owned subsidiaries of LEXPE, pursuant to which the Amended and Restated Governance Agreement, dated as of December 20, 2011, as amended, among the Company, LEXPE and Mr. Diller (the “Existing Governance Agreement”), will terminate at the closing of the Combination;

•
An Assumption and Joinder Agreement to Tax Sharing Agreement by and among the Company, LEXPE and Qurate Retail (the “Tax Sharing Agreement Joinder Agreement”), pursuant to which the Company agrees to assume, effective at the closing of the Combination, LEXPE’s rights and obligations under the Tax Sharing Agreement, dated as of November 4, 2016, by and between Qurate Retail and LEXPE (the “Tax Sharing Agreement”);

•
An Assumption Agreement Concerning Transaction Agreement Obligations by and among the Company, LEXPE, Qurate Retail and the Malone Group (the “Transaction Agreement Assumption Agreement”), pursuant to which the Company agrees to assume, effective at the closing of the Combination, certain of LEXPE’s rights and obligations under the Transaction Agreement which survive the termination of the Transaction Agreement; and

•
An Assumption and Joinder Agreement to Reorganization Agreement by and among the Company, LEXPE and Qurate Retail (the “Reorganization Agreement Joinder Agreement”), pursuant to which the Company agrees to assume, effective at the closing of the Combination, LEXPE’s rights and obligations under the Reorganization Agreement, dated as of October 26, 2016, by and between Qurate Retail and LEXPE (the “Reorganization Agreement”).

Upon the closing of the Combination, it is expected that the Company will no longer be a controlled company under applicable NASDAQ rules. Accordingly, following permitted phase-in periods, the Company will be required, among other things, to have to have a majority of independent directors on its Board of Directors, a compensation committee consisting solely of independent directors and a director nominations process whereby directors are selected by a nominations committee consisting solely of independent directors or by a vote of the Board of Directors in which only independent directors participate. Additionally, pursuant to the New Governance Agreement, upon certain events, including Mr. Diller’s death or disability, Mr. Diller voluntarily ceasing to serve as Chairman or Senior Executive of Expedia Group, or Mr. Diller (or certain limited permitted transferees) transferring Original Shares exceeding 5% percent of the outstanding voting power of the Company, the number of outstanding shares of Company Class B Common Stock will not exceed approximately 5.7 million (based on the net exercise of Mr. Diller’s 537,500 vested options assuming a Company Common Stock price of $125.45, the closing price of Company Common Stock on April 15, 2019), or approximately 29% of the total voting power of Expedia Group based on approximately 140 million shares of Company Common Stock and approximately 5.7 million shares of Company Class B Common Stock currently expected to be outstanding at the closing of the Combination. Further, as described above, the New Governance Agreement provides that, subject to limited exception, no current or future holder of Company Class B Common Stock may participate in, or vote or tender in favor of, any change of control transaction involving at least 50% of the outstanding shares of capital stock of the Company, unless such transaction provides for the same per share consideration and mix of consideration (or election right) and the same participation rights for shares of Company Class B Common Stock and shares of Company Common Stock.

The foregoing descriptions of the Merger Agreement, Voting Agreement, Exchange Agreement, New Governance Agreement, Amendment No. 2 to Transaction Agreement, the Stockholders Agreement Termination Agreement, the Governance Agreement Termination Agreement, the Tax Sharing Agreement Joinder Agreement, the Tax Sharing Agreement, the Transaction Agreement Assumption Agreement, the Reorganization Agreement Joinder Agreement and the Reorganization Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the applicable agreements, copies of which are attached hereto as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10 and 10.11, respectively, and are incorporated herein by reference. In connection with the Combination, Expedia Group will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Expedia Group and a proxy statement of LEXPE, which will provide further information regarding the agreements described above and the governance arrangements following the closing of the Combination. See “Additional Information” below.

Item 3.02.	Unregistered Sales of Equity Securities.

The information in Item 1.01 above is incorporated herein by reference into this Item 3.02.

Any sale of shares of Company Class B Common Stock pursuant to Mr. Diller’s exercise of his Purchase/Exchange Right under the New Governance Agreement is exempt from registration under Section 4(a)(2) of the Securities Act because such sale by the Company does not involve a “public offering,” as defined in Section 4(a)(2) of the Securities Act, and other applicable requirements were (or will be) met. Neither the Company nor anyone acting on the Company’s behalf will offer or sell these shares by any form of general solicitation or general advertising. Pursuant to the Company’s Restated Certificate of Incorporation, which was filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on March 27, 2018, and which is incorporated herein by reference, any shares of Company Class B Common Stock that Mr. Diller receives pursuant to the exercise of his Purchase/Exchange Right are convertible into shares of Company Common Stock at the holder’s option.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws.

On April 15, 2019, the Board of Directors of the Company amended and restated the Company’s By-Laws by adding a new Article XIII containing a forum selection provision (the “Amendment”). The Amendment provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the Company to the Company or to the Company’s stockholders, (iii) any action asserting a claim against the Company or any current or former director or officer or other employee of the Company arising pursuant to any provision of the General Corporation Law of the State or Delaware or the Company’s Certificate of Incorporation or By-Laws (as either may be amended from time to time) or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

The By-Laws, as amended, are filed with this Current Report on form 8-K as Exhibit 3.1 and are incorporated by reference herein.  The foregoing summary of the Amendment is qualified in its entirety by reference to the full text of the By-Laws, as amended by the Amendment.

Item 8.01.	Other Events.
On April 16, 2019, Expedia Group and LEXPE issued a joint press release announcing that they have entered into the Merger Agreement and related transaction documents. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated into this Form 8-K by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger by and among Expedia Group, Inc., LEMS II Inc., LEMS I LLC and Liberty Expedia Holdings, Inc., dated as of April 15, 2019†
3.1	Amended and Restated By-Laws of Expedia Group, Inc., dated as of April 15, 2019
10.1	Voting Agreement by and among Expedia Group, Inc. and the Shareholders (as defined therein), dated as of April 15, 2019
10.2	Exchange Agreement by and among Barry Diller, The Diller – von Furstenberg Family Foundation, Liberty Expedia Holdings, Inc. and Expedia Group, Inc., dated as of April 15, 2019
10.3	Second Amended and Restated Governance Agreement by and between Expedia Group, Inc. and Barry Diller, dated as of April 15, 2019
10.4
Amendment No. 2 to Amended and Restated Transaction Agreement, by and among Qurate Retail, Inc., Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone, dated as of April 15, 2019

10.5	Stockholders Agreement Termination Agreement, by and among Barry Diller, Liberty Expedia Holdings, Inc., LEXEB, LLC and LEXE Marginco, LLC, dated as of April 15, 2019
10.6	Governance Agreement Termination Agreement, by and among Barry Diller, Expedia Group, Inc., Liberty Expedia Holdings, Inc., LEXEB, LLC and LEXE Marginco, LLC, dated as of April 15, 2019
10.7	Assumption and Joinder Agreement to Tax Sharing Agreement by and among Expedia Group, Inc., Liberty Expedia Holdings, Inc. and Qurate Retail, Inc., dated as of April 15, 2019
10.8
Tax Sharing Agreement, by and between Liberty Interactive Corporation and Liberty Expedia Holdings, Inc., dated as of November 4, 2016 (incorporated by reference to Exhibit 10.1 to Qurate Retail, Inc.’s Current Report on Form 8-K filed with the SEC on November 7, 2016 (File No. 001-33982))

10.9
Assumption Agreement Concerning Transaction Agreement Obligations, by and among Expedia Group, Inc., Liberty Expedia Holdings, Inc., Qurate Retail, Inc., Barry Diller, John C. Malone and Leslie Malone, dated as of April 15, 2019

10.10	Assumption and Joinder Agreement to Reorganization Agreement by and among Expedia Group, Inc., Liberty Expedia Holdings, Inc. and Qurate Retail, Inc., dated as of April 15, 2019
10.11
Reorganization Agreement by and between Liberty Interactive Corporation and the Registrant, dated as of October 26, 2016 (incorporated by reference to Exhibit 2.1 to Post-Effective Amendment No. 1 to Liberty Expedia Holdings, Inc.’s Registration Statement on Form S-4 filed with the SEC on November 4, 2016 (File No. 333-210377))

99.1	Joint Press Release, dated April 16, 2019

† Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

Caution Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally can be identified by phrases such as “plan,” “target,” “goal,”  “believes,” “intends,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import or future or conditional verbs such as will, may, might, should, would, could, or similar variations. Similarly, statements herein that describe the Combination, including its financial and operational impact, and other statements of the parties’ or management’s plans, expectations, objectives, projections, beliefs, intentions, goals, and statements about the benefits of the Combination, the expected timing of completion of the Combination, and other statements that are not historical facts are also forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Expedia Group or LEXPE stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the unpredictability of the commercial success of the Company’s or LEXPE’s respective businesses or operations; risks related to the Company’s or LEXPE’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets; technological changes and other trends affecting the travel industry; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transactions; competitive responses to the transactions; the ability of the parties to consummate the Combination on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the Combination, including, but not limited to, approval by LEXPE’s stockholders; the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of LEXPE and Mr. Diller to consummate the initial exchange transaction; the ability of Expedia Group to implement its plans, forecasts and other expectations with respect to LEXPE’s business after the completion of the Combination and realize expected benefits; business disruption following the transaction; the Combination may not be completed on the timeframe expected or at all; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transactions and the other risks and important factors contained and identified in Expedia Group’s and LEXPE’s filings with the SEC, such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements, the registration statement on Form S-4 to be filed by Expedia Group and the proxy statement of LEXPE with respect to the vote of its stockholders to approve the transactions (to be included as part of the Expedia Group registration statement on Form S-4). As a result of these and other risks, the Combination may not be completed on the timeframe expected or at all.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither LEXPE nor the Company assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information

In connection with the Combination, Expedia Group will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Expedia Group and a proxy statement of LEXPE (the “proxy statement/prospectus”), and each party will file other documents regarding the Combination with the SEC.  The proposed Combination involving LEXPE and the Company will be submitted to LEXPE’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LEXPE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE COMBINATION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to LEXPE stockholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Expedia Group or LEXPE. The documents filed by Expedia Group with the SEC may be obtained free of charge at Expedia Group’s website at www.expediagroup.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Expedia Group by contacting Expedia Group’s Investor Relations department at (425) 679-3759. The documents filed by LEXPE with the SEC may be obtained free of charge at LEXPE’s website at www.libertyexpedia.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from LEXPE by requesting them by mail at Liberty Expedia Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone (844) 795-9468.

Participants in the Solicitation

Expedia Group and LEXPE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Combination. Information about Expedia Group’s directors and executive officers is available in Expedia Group’s proxy statement dated April 30, 2018, for its 2018 annual meeting of stockholders, and its Current Reports on Form 8-K filed with the SEC on June 22, 2018 and March 21, 2019. Information about LEXPE’s directors and executive officers is available in LEXPE’s proxy statement dated April 27, 2018, for its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Combination when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Expedia Group or LEXPE as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA GROUP, INC.

By:	/s/ Robert J. Dzielak
Robert J. Dzielak
Chief Legal Officer and Secretary

Dated: April 16, 2019